Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

February 18, 2015

Dear Mr. Link:

On behalf of Aureus Incorporated, a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated February 13, 2015 relating to the Company’s Prospectus on Form S-1/A  Amendment Number 3 filed on February 2, 2015.  The responses below have been numbered to correspond with the comments in your February 13, 2015 letter.

Re:  Aureus Incorporated
Amendment No. 3 to Registration Statement on Form S-1 Filed February 2, 2015
File No. 333-200114

General

We note your expanded response to comment 1; however, it remains unclear how you determined that this offering is a valid secondary offering rather than a primary offering. Refer to Securities Act Sections CDI 134.01, 139.06, and 139.11 and Securities Act Rules CDI 612.09 for guidance. As previously requested, please provide a detailed factual and legal analysis of how you determined that the offering is a valid secondary offering.

The proposed initial public offering is intended to be a secondary offering in that the selling shareholders will retain all proceeds of the offering; however, the issuer acknowledges throughout the Registration Statement that the selling shareholders are considered an underwriter with respect to the common stock to be sold in the offering.

CDI 134.01 and CDI 139.06 which provides guidance in part : "When the primary sale will be made in reliance upon the Section 4(2) exemption, having a registration statement for resale on file before the private offering takes place would cast doubt upon the validity of the exemption because distribution is clearly contemplated. Also, the registration of a secondary offering under such circumstances may call into question whether the offering is a genuine secondary. The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement."

We have analyzed the following Factors

1.  Was offering was made in reliance of the Section 4(2) exemption?

The initial sale of securities took place as an arms-length Private Placement in accordance with Regulation S of the Securities Act of 1933

2. Was there a Registration Statement on file prior to the Private Placement?

There was no registration statement on file prior to the Private Placement taking place.

2. The closing of the offering.

The closing of the offering took place on September 12, 2014.

3. The subscriber must be irrevocably bound to purchase securities.

All subscribers of the Private Placement were irrevocably bound to purchase the securities upon execution of the subscription agreement ( See Exhibit 4.1)

4. The purchase price of the private placement was established.

There was an established purchase price of $0.01 per share

CDI 139.11, which provides guidance in part: "Unless the transaction involving the issuance of the convertible security meets the conditions under which a company may file a registration statement for resale of privately placed securities before their actual issuance (commonly known as a “PIPE,” or private-investment, public-equity transaction, as discussed below), the registration for resale of the common stock underlying the unissued convertible security would not be viewed as a valid secondary offering. Instead, the transaction would be treated as an indirect offering by the issuer, and thus a primary offering, with the investor being identified in the registration statement as an “underwriter.” In such circumstances, the registration statement may not use the phrase “may be an underwriter.” Instead, the disclosure in the registration statement must state that the investor “is an underwriter.” As a result, the company may register on Form S-3 the resale of the underlying common stock, or the convertible security itself, only if the company is eligible to use that Form for a primary offering. In addition, if the company continues to sell privately additional convertible securities after it has filed the registration statement for the securities underlying the previously sold convertible securities, the continuation of the same offering may call into question the Section 4(2) exemption generally claimed for the entire convertible securities offering.

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

We have analyzed the following factors:

1. Are there any convertible securities?

There are no convertible securities of the issuer out standing

2. Are there any underlying Securities?

There are no underlying securities of the issuer outstanding

CDI 612.09, which provides guidance regarding Rule 415, provides in part: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We have analyzed the following factors:

1. How long the selling shareholders have held the shares?

The selling shareholders held their shares for approximately sixty days prior to the filing of a registration statement.

2. The circumstances under which the selling shareholders received their shares.

The shares were purchased by a private placement in an arms-length transaction at a fixed price of $0.01 under Regulation S of the Securities act of 1933 for their own account.

3. What is the relationship to the issuer?

All subscribers of the Private Placement were friends, family or business associates of the of the Directors of the issuer.

4. The amount of shares involved
.
The shares to be sold by the selling shareholders represent 28.82% of the issued and outstanding shares and will initially represent all of the public float of the issuer.

 4. Whether the sellers are in the business of underwriting securities?

 The selling shareholders are not in the business of underwriting securities.

 5. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer?

CDI 612.09 also discusses offerings involving Rule 415 or Form S-3. However, as Aureus Incorporated's  registration statement is a resale prospectus registering the Selling Shareholder shares only (there is no offering by the Company) and the shareholders will be able to re-sell their shares on an ongoing and continuous bases under Rule 415 as long as the prospectus is current.

The Registration Statement discloses that the selling shareholders are acting as an underwriter with respect to the common shares it is selling in the offering.

Applying the factors in CDI 612.09 to the sale of common shares by the selling shareholders in the proposed initial public offering, we determined that the selling shareholders are underwriters selling on their own behalf. We have included statements that the selling shareholders are considered underwriters throughout the Registration Statement.

In Summary, because the selling shareholders purchased their common shares in an arms-length transaction, for their own account, has held its common shares sixty days prior to the filing of the Registration Statement, is seeking to register common shares for sale for their own account, are not in the business of underwriting securities, the selling shareholders are not acting as a conduit for the issuer in the distribution of securities.

Financial Statements

Statements of Cash Flows, page F-5

We note your statement of cash flows for the year ended October 31, 2014 presents a beginning cash balance of $52,300 whereas your October 31, 2013 balance sheet reflects an ending cash balance of zero. Please revise your statement of cash flows for the year ended October 31, 2014 to reflect the correct beginning cash balance.

We have noted this comment and have revised our financial statements to reflect the correct amounts.

The Company hereby acknowledges:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
/s/ Dong Gu Kang
President